UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39037G109

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,874,585(1)
	8	SHARED VOTING POWER 3,001,102(2)
	9	SOLE DISPOSITIVE POWER 2,874,585(1)
	10	SHARED DISPOSITIVE POWER 3,001,102(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,875,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14	TYPE OF REPORTING PERSON IA, PN

(1)

Northern Right Management (as defined herein) may be deemed to beneficially own 2,874,585 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein), including 994,384 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes (as defined herein), subject to adjustment as provided in the PIK Notes.

(2)

Northern Right Management may be deemed to beneficially own 3,001,102 shares of Common Stock currently held by Northern Right QP (as defined herein), including 911,519 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,001,102(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,001,102(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON PN

(1)

Northern Right QP is the sole owner of 2,089,583 shares of Common Stock and has a conversionary interest in 911,519 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS NRC Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

(1)

On March 1, 2023, NRC Partners I (as defined herein) transferred 152,315 shares of Common Stock and PIK Notes constituting a conversionary interest, subject to adjustment as provided in the PIK Notes, in 497,192 shares of Common Stock to Northern Right QP for no consideration.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,875,687(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,875,687(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,875,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14	TYPE OF REPORTING PERSON IA, OO

(1)

BCA (as defined herein) may be deemed to beneficially own 5,875,687 shares of Common Stock currently held by Northern Right QP and the Managed Accounts, including 1,905,903 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,689(1)
	8	SHARED VOTING POWER 5,875,687(2)
	9	SOLE DISPOSITIVE POWER 264,689(1)
	10	SHARED DISPOSITIVE POWER 5,875,687(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,140,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON IN

(1)

Mr. Drapkin is the sole owner of 425,171 restricted shares of Common Stock of which 167,940 restricted shares are deferred pursuant to a pre-established deferral election and will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin’s service as a member of the board of directors of the Issuer (as defined herein). From January 5, 2023 to April 3, 2023, Mr. Drapkin was awarded 148,460 restricted shares of Common Stock, which restricted shares have not been deferred. Of such additional restricted shares, 75,407 will remain unvested within 60 days of the date of this Statement (as defined herein), and 36,477 are currently unvested but will vest within 60 days of the date of this Statement. Mr. Drapkin also has a conversionary interest in 82,865 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes.

(2)

Mr. Drapkin may be deemed to beneficially own 5,875,687 shares of Common Stock currently held by Northern Right QP and the Managed Accounts, including 1,905,903 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2017, as amended on October 5, 2017, March 2, 2020, May 16, 2022, June 13, 2022 and July 22, 2022, on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 Par Value (the “Common Stock”), of Great Elm Group, Inc., a Delaware corporation (the “Issuer”) (as amended, this “Statement”).

This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); NRC Partners I, LP, a Delaware limited partnership (“NRC Partners I”); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP and NRC Partners I, and the investment manager for separate managed accounts on behalf of investment advisory clients (the “Managed Accounts”).

Item 2.	Identity and Background

Item 2 is amended and supplemented to add the following information for updating as of the date hereof:

(b) The business address of the Reporting Persons is 9 Old Kings Hwy S. 4th Floor, Darien, Connecticut 06820.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

From July 22, 2022 to June 6, 2023, the Reporting Persons expended an aggregate amount equal to $1,581,324.31 (including commissions) to purchase 768,809 shares of Common Stock. In February of 2020, the Reporting Persons expended an aggregate of $6,000,000 to purchase 5.0% Convertible Senior PIK Notes due 2030 of the Issuer (the “PIK Notes”). Following the purchase of the PIK Notes, the Reporting Persons receive additional PIK Notes as interest payments thereon on each of June 30 and December 31, which payments began in 2020 and continue thereafter until the maturity of the PIK Notes. All or any portion of the PIK Notes may be converted by their holders into shares of Common Stock if the portion to be converted is $1,000 principal amount or an integral multiple thereof. The Reporting Persons may convert, as of the date of this Statement, at their option and at any time after issuance, the PIK Notes to a maximum of 1,988,768 shares of Common Stock in the aggregate at an initial conversion rate of 288.0018 shares of Common Stock per $1,000 principal amount of PIK Notes, subject to customary conversion rate adjustments.

Funds used to purchase the reported securities have come from the working capital of Northern Right QP, NRC Partners I and the Managed Accounts, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)–(j) On June 16, 2022, Northern Right Management entered into a 10b5-1 Trading Plan and Stock Sale Agreement (the “10b5-1 Plan”) with Imperial Capital, LLC (the “Buying Agent”), pursuant to which the Buying Agent was authorized to purchase Common Stock of the Issuer on behalf of Northern Right Management, subject to certain conditions and restrictions set forth in the 10b5-1 Plan. The 10b5-1 Plan was intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended. On November 7, 2022, the term of the 10b5-1 Plan expired, and it terminated accordingly. Prior to expiration, the Buying Agent acquired 357,755 shares of Common Stock of the Issuer through the 10b5-1 Plan on behalf of Northern Right Management.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)

As of June 6, 2023, the Reporting Persons may be deemed to beneficially own in the aggregate 6,140,376 shares of Common Stock, which represent approximately 18.8% of the outstanding shares of Common Stock.1 The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 32,632,686 shares of Common Stock outstanding, which is derived by adding (i) 30,643,918 shares of Common Stock outstanding as of April 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 5, 2023, and (ii) the shares of Common Stock that could be issued to each Reporting Person in connection with the maximum conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes. The number of outstanding shares described in the preceding sentence does not include the conversion of the PIK Notes held by the holders other than the Reporting Persons.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 3,001,102 shares of Common Stock (the “QP Shares”), including 911,519 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. Of these shares of Common Stock and as further described below, Northern Right QP received 152,315 shares of Common Stock and PIK Notes constituting a conversionary interest, subject to adjustment as provided in the PIK Notes, in 497,192 shares of Common Stock, as a transfer from NRC Partners I. In the aggregate, such shares represent approximately 9.2% of the outstanding shares of Common Stock.

On March 1, 2023, NRC Partners I transferred 152,315 shares of Common Stock and PIK Notes constituting a conversionary interest, subject to adjustment as provided in the PIK Notes, in 497,192 shares of Common Stock to Northern Right QP for no consideration. Following such transfer, NRC Partners I beneficially owned no shares of Common Stock and no PIK Notes.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management disclaims beneficial ownership of the such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or direct the vote of (and the power to dispose or direct the disposition of) the 2,874,585 shares of the Common Stock held by the Managed Accounts, including 994,384 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 8.8% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management, including 1,905,903 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and the Managed Accounts in connection with the conversion of their PIK Notes. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 18.0% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 264,689 shares of Common Stock, including 82,865 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to

[1]

Excludes 167,940 restricted shares that were issued to Mr. Drapkin as consideration for his service on the board of directors of the Issuer but are deferred pursuant to a pre-established deferral election. These shares will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin’s service as a member of the board of directors of the Issuer.

dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA, including 1,905,903 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and the Managed Accounts in connection with the conversion of their PIK Notes. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 18.8% of the outstanding shares of Common Stock.

Prior to January 2023, Mr. Drapkin was awarded 276,711 shares of restricted Common Stock pursuant to the Issuer’s 2016 Long-Term Incentive Compensation Plan (as amended, restated and supplemented, the “2016 Plan”), of which 167,940 shares of restricted Common Stock are deferred pursuant to a pre-established deferral election.

On January 5, 2023, Mr. Drapkin was awarded 29,412 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal monthly installments at the end of each month beginning on January 31, 2023 through December 31, 2023, contingent upon Mr. Drapkin’s continued service as a member of the board of directors of the Issuer.

On January 5, 2023, Mr. Drapkin was awarded 97,285 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal quarterly installments at the end of each quarter beginning on March 31, 2023 through December 31, 2023, contingent upon Mr. Drapkin’s continued service as a member of the board of directors of the Issuer.

On April 3, 2023, Mr. Drapkin was awarded 21,763 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in three equal installments at the end of each quarter beginning on June 30, 2023 through December 31, 2023, contingent upon Mr. Drapkin’s continued service as a member of the board of directors of Great Elm Capital Corp.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock during the past sixty days, all of which were brokered transactions, are set forth below. From May 18, 2023 to June 6, 2023, the Reporting Persons purchased 320,597 shares of Common Stock of the Issuer.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share ($)
Northern Right QP	05/18/2023	42,887	1.97
Northern Right QP	05/19/2023	209,280	2.0018
Northern Right QP	05/22/2023	2,240	2.06
Northern Right QP	05/26/2023	3,852	2.0499
Northern Right QP	05/31/2023	4,012	2.0578
Northern Right QP	06/02/2023	2,578	2.1034
Northern Right QP	06/05/2023	7,591	2.0783
Northern Right QP	06/06/2023	2,547	2.10
Managed Account	05/18/2023	7,113	1.97
Managed Account	05/19/2023	34,711	2.0018
Managed Account	05/22/2023	372	2.06
Managed Account	05/26/2023	639	2.0499
Managed Account	05/31/2023	666	2.0578
Managed Account	06/02/2023	427	2.1034
Managed Account	06/05/2023	1,259	2.0783
Managed Account	06/06/2023	423	2.10

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

10b5-1 Plan

On June 16, 2022, Northern Right Management entered into the 10b5-1 Plan with the Buying Agent for the purpose of complying with Rule 10b5-1. The 10b5-1 Plan allowed the Buying Agent to purchase shares of Common Stock subject to the satisfaction of certain conditions, including, among others, the trading price. All purchases under the 10b5-1 Plan were made in the discretion of the Buying Agent and in compliance with all of the terms, conditions and restrictions of the 10b5-1 Plan. On November 7, 2022, the term of the 10b5-1 Plan expired, and it terminated accordingly.

On March 1, 2023, NRC Partners I transferred 152,315 shares of Common Stock and PIK Notes constituting a conversionary interest, subject to adjustment as provided in the PIK Notes, in 497,192 shares of Common Stock, to Northern Right QP for no consideration.

The disclosure set forth under Item 5 of this Amendment No. 6 pertaining to the 2016 Plan and the shares issued to Mr. Drapkin thereunder is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2023	NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

	By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

	By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NRC PARTNERS I, LP

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

	By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

BC ADVISORS, LLC

	By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin